November 8, 2017

Via EDGAR Correspondence and Email

Mara L. Ransom

Assistant Director

Officer of Consumer Products

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Connecticut Water Service, Inc.

Registration Statement on Form S-3

Filed September 8, 2017

File No. 333-220387

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 13, 2017

File No. 000-08084 (the “Annual Report”)

Dear Ms. Ransom:

Set forth below are the responses of Connecticut Water Service, Inc., a Connecticut corporation (“we”, “our” “us”, “Connecticut Water” the “Company”, or “CTWS”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 26, 2017, with respect to the Annual Report.

For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the Staff’s comment letter.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

November 8, 2017

Financial Statements

Note 1.Summary of Significant Accounting Policies

Basis of Presentation, page 51

Question:

1.	We note your response to comment 1. To assist us in evaluating your response, please provide the following additional information.

•	Tell us whether the error was material to any previously issued quarterly financial statements. If so, please tell us why the error was not identified in an earlier period by your monitoring controls which identified the $1 million mark to market expense recorded in the first quarter of 2016. In this regard, please identify the monitoring controls that existed at the time the error was discovered and how they would detect an error that involved incorrectly classifying equity awards as liability awards.

Company Response:

Based on the following table, as well as the qualitative factors discussed fully in the Company’s letter to the Commission dated October 10, 2017, the error was not material to any quarterly financial statements previously filed with the SEC for the past three calendar years.

		Error	O&M Expense		Net Income
Year	Quarter	(000’s)	(000’s)	Percentage	(000’s)	Percentage
2015	1	$5	$11,324	0.04%	$3,103	0.16%
2015	2	($305)	$11,179	-2.73%	$8,675	-3.52%
2015	3	$332	$12,185	2.73%	$8,755	3.79%
2014	1	($188)	$10,667	-1.76%	$2,986	-6.30%
2014	2	($42)	$10,503	-0.40%	$7,490	-0.56%
2014	3	($192)	$10,871	-1.77%	$8,448	-2.27%
2013	1	($77)	$10,378	-0.74%	$2,613	-2.95%
2013	2	($74)	$10,357	-0.71%	$4,310	-1.72%
2013	3	$486	$11,099	4.38%	$9,442	5.15%

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

November 8, 2017

The monitoring controls that existed at the time the error was discovered included the comparison of current period results to the Company’s budget as well as to previous year actual results for the same period. These monitoring controls, which were the controls that were used to identify the error, identify significant variances which may require additional analysis to validate. It was during the validation of the Mark to Market variance identified by the monitoring controls in the first quarter of 2016 where the Company determined its classification of the Performance Share Unit awards was incorrect.

Question:

•	Please explain to us the control deficiency that existed and how you determined that it represented a significant deficiency rather than a material weakness. In this regard, please tell us whether, and how, you concluded that the magnitude of the potential misstatement would not be material to any interim and annual financial statement periods.

Company Response:

The control deficiency that existed was the absence of a control that required that Company staff perform a review of any changes made to the Company’s Performance Stock Plan (“PSP”) to determine if any accounting changes for awards provided by the plan were necessary. The error was determined to be a significant deficiency based on the Company’s SAB 99 analysis which considered both qualitative and quantitative factors. These factors were more fully discussed in the Company’s previous letter to the Commission dated October 10, 2017.

The Company concluded that the potential misstatement would not be material to any interim and annual financial statement periods. This judgment considered the population of transactions potentially subjected to the incorrect accounting and the actual amount of the error.

The error only related to the accounting for Performance Share Units awarded under the Company’s PSP, and not to any other type of award that could be issued under the PSP (such as restricted stock or cash unit awards). Furthermore, the Company only makes awards of Performance Share Units pursuant to the terms of the PSP – and not under any other compensatory plan or arrangement used by the Company – further limiting the potential scope or amount of the misstatement resulting from the incorrect accounting. The potential impact of the error was therefore limited to the accounting for Performance Share Units awarded under the PSP.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

November 8, 2017

The Company’s monitoring controls, as discussed earlier in this letter, were functioning as intended and properly. Had the amount of Mark to Market expense recorded potentially been material to the Company’s previously filed interim and annual financial statements, the monitoring controls would have identified the item when it was recorded. This was exactly what happened in the first quarter of 2016 which is when the mark to market expense totaled approximately $1 million and was identified by the monitoring controls. These monitoring controls prevented a potential material amount to go unnoticed and prompted additional analysis by management.

Question:

•	Lastly, it appears that you added a new internal control over financial reporting as a result of the error and related significant deficiency identified during the second quarter of Fiscal 2016. However, you did not disclose any changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting in your quarterly reports for the periods ended June 30 and September 30, 2016, and annual report for the year ended December 31, 2016. Please advise in detail how you concluded that no such disclosures were required. Please refer to Item 3-08(c) of Regulation S-K.

Company Response:

As identified in our response to the Staff, the Company added a new internal control over financial reporting as a result of the error and the related significant deficiency. This new internal control consists of a review of any changes made to the Company’s compensation plans and their impact on the Company’s accounting in place for those plans.

Since the new internal control was not addressing a material weakness, the Company concluded that the adoption of the new internal control did not constitute a change in the Company’s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, the Company’s internal controls over financial reporting. The Company therefore determined that no disclosure in its quarterly or annual reports for 2016 pursuant to Item 308(c) of Regulation S-K was required to be made.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

November 8, 2017

* * * * * *

Should the Staff have any additional questions the Company would welcome the opportunity to discuss via a phone call. Please feel free to call me at (860) 664-6030 or email at dbenoit@ctwater.com.

Sincerely,

CONNECTICUT WATER SERVICE, INC.

By: /s/ David C. Benoit
Name: David C. Benoit Title: Interim President and CEO, Senior Vice President – Finance, Chief Financial Officer

cc:	Sondra Snyder, SEC Staff accountant

James Allegretto, SEC Senior Assistant Chief Accountant

Katherine Bagley, Staff Attorney

Jennifer Lopez, Staff Attorney

James W. Nowoswiat

Robert J. Doffek

Edward B. Whittemore